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                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549




                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


                          CKS Group, Inc.
-----------------------------------------------------------------
                         (Name of Issuer)


                           Common Stock
-----------------------------------------------------------------
                  (Title of Class of Securities)


                             12561L109
-----------------------------------------------------------------
                          (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                 ----------------------------
CUSIP No. 12561L109             13G        Page   2   of   5   Pages
         -----------                            -----    -----
-------------------------                 ----------------------------

----------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Interpublic Group of Companies, Inc.
          13-1024020

----------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) |_|
                                                 (b) |_|
----------------------------------------------------------------------
3   SEC USE ONLY


----------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

          USA

----------------------------------------------------------------------
                  5   SOLE VOTING POWER

  NUMBER OF                   1,988,315

   SHARES         ----------------------------------------------------
                  6   SHARED VOTING POWER
BENEFICIALLY
                              N/A
  OWNED BY
                  ----------------------------------------------------
    EACH          7   SOLE DISPOSITIVE POWER

  REPORTING                   1,988,315

   PERSON         ----------------------------------------------------
                  8   SHARED  DISPOSITIVE POWER
    WITH
                              N/A

----------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,988,315

----------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*                                        |_|



----------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          13.5%

----------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

          CO

----------------------------------------------------------------------
                  *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:
            CKS Group, Inc. ("CKS")

Item 1(b).  Address of Issuer's Principal Executive Offices:
            10441 Bandley Drive
            Cupertino, California  95014

Item 2(a).  Name of Person Filing:
            The Interpublic Group of Companies, Inc.
            ("Interpublic")

Item 2(b).  Address or Principal Office or, if none, Residence:
            1271 Avenue of the Americas
            New York, NY  10020

Item 2(c).  Citizenship or Place of Organization:
            USA

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number:
            12561L109

Item 3.     If this statement is filed pursuant to Rules
            13d-1(b) or 13d-2(b), check whether the person filing is a:

            (a) [  ] Broker or Dealer registered under Section 15
                     of the Act;

            (b) [  ] Bank as defined in Section 3(a)(6) of the Act;

            (c) [  ] Insurance Company as defined in Section 3(a)(19)
                     of the Act;

            (d) [  ] Investment Company registered under Section 8
                     of the Investment Company Act;

            (e) [  ] Investment Adviser registered under Section 203
                     of the Investment Advisers Act of 1940;

            (f) [  ] Employee Benefit Plan, Pension Fund which is
                     subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F);

            (g) [  ] Parent Holding Company, in accordance with
                     ss. 240.13d-1(b)(1)(ii)(G);


                        Page 3 of 5 Pages

            (h) [  ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H).

Item 4.     Ownership.

            (a) Amount Beneficially Owned as of October 31, 1997:
                1,988,315

            (b) Percent of Class:  13.5%

            (c) Number of shares as to which such person has:

                 (i) sole power to vote or to direct the vote:
                     1,988,315

                 (ii) shared power to vote or to direct the vote:
                      N/A

                 (iii) sole power to dispose or to direct the
                       disposition of:  1,988,315

                 (iv) shared power to dispose or to direct the
                      disposition of:  N/A

                 As of June 30, 1996, Interpublic held directly
            2,471,515 shares of Common Stock of CKS ("Common Stock"), representing 19.4% of the 12,714,437 shares of Common Stock reported to have been outstanding as of May 31, 1996 in CKS's Quarterly Report on Form 10-Q for the period ended May 31, 1996.

                 As of October 31, 1997, Interpublic held directly
            1,988,315 shares of Common Stock, representing 13.5% of the 14,741,999 shares of Common Stock reported to have been outstanding as of August 31, 1997 in CKS's Quarterly Report on Form 10-Q for the period ended August 31, 1997.

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of
            Another Person.
            Not Applicable.

Item 7.     Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on by the
            Parent Holding Company.
            Not Applicable.


                        Page 4 of 5 Pages

Item 8. Identification and Classification of Members of the Group.
            Not Applicable.

Item 9.     Notice of Dissolution of Group.
            Not Applicable.

Item 10.    Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1997

                     THE INTERPUBLIC GROUP OF COMPANIES, INC.




                     By /s/ Nicholas J. Camera
                       ---------------------------------------
                        Name: Nicholas J. Camera
                        Title: Vice President, General Counsel
                               and Secretary


                        Page 5 of 5 Pages